Exhibit 99.1
GLASS HOUSE BRANDS INC.
UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF
JUNE 30, 2024 AND DECEMBER 31, 2023
AND FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2024 AND 2023

Notice to Reader

Please be advised that the following changes were made to the Unaudited Condensed Interim Consolidated Financial Statements related to the accounting treatment for the three and six month periods ended June 30, 2023:
•Reclassifications to conform with current year presentation.
•Correction of certain intercompany sales transacted through third-party distributors that were previously presented as third-party sales and not eliminated.
•Correction of distributor fees from consumer packaged goods sales included in cost of goods which should have been a reduction in revenues.
•Corrections of purchase price allocations and impairments.
•Tax adjustments related to the above.
The impact of the restatement on the financial statements relates solely to accounting changes made to previously disclosed transactions. The cumulative impact on the financial statements is further described in Note 3 – Correction of Error in Previously Issued Financial Statements.
August 13, 2024

To the Board of Directors and Shareholders of Glass House Brands Inc.:
The accompanying amended and restated financial statements in this interim report were prepared by management of Glass House Brands Inc. (“Glass House Brands” or the “Company”) and were reviewed and approved by the Board of Directors of Glass House Brands.
Management is responsible for the amended and restated financial statements and believes that they fairly present the Company’s financial condition and results of operation in conformity with accounting standards generally accepted in the United States of America. Management has included in the Company’s amended and restated financial statements amounts based on estimates and judgments that it believes are reasonable, under the circumstances.
These amended and restated financial statements have been reviewed by the Company’s auditor, Macias Gini & O’Connell LLP.

GLASS HOUSE BRANDS INC.
Table of Contents

Page(s)

Unaudited Condensed Interim Consolidated Balance Sheets	1

Unaudited Condensed Interim Consolidated Statements of Operations	2

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3 - 4

Unaudited Condensed Interim Consolidated Statements of Cash Flows	5 - 6

Notes to Unaudited Condensed Interim Consolidated Financial Statements	7 – 34

GLASS HOUSE BRANDS INC.
Condensed Consolidated Balance Sheets
(Amounts Expressed in United States Dollars in Thousands, Except Share Data, Unless Otherwise Stated)

	June 30, 2024	December 31, 2023
ASSETS
Current Assets:
Cash	$22,879	$29,524
Restricted Cash	3,000	3,000
Accounts Receivable, Net	7,717	3,979
Prepaid Expenses and Other Current Assets	4,366	3,873
Inventory	14,503	8,840
Total Current Assets	52,465	49,216
Operating Lease Right-of-Use Assets, Net	8,168	8,960
Finance Lease Right-of-Use Assets, Net	2,545	1,900
Long Term Investments	2,251	2,327
Property, Plant and Equipment, Net	215,179	215,686
Intangible Assets, Net	20,868	21,213
Other Assets	4,367	4,473
TOTAL ASSETS	$305,843	$303,775
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Current Liabilities:
Accounts Payable and Accrued Liabilities	$33,739	$26,932
Income Taxes Payable	7,712	7,879
Contingent Shares and Earnout Liabilities	33,132	34,589
Shares Payable	5,825	8,570
Current Portion of Operating Lease Liabilities	1,269	1,452
Current Portion of Finance Lease Liabilities	681	387
Current Portion of Notes Payable	7,552	7,550
Total Current Liabilities	89,910	87,359
Operating Lease Liabilities, Net of Current Portion	7,127	7,704
Finance Lease Liabilities, Net of Current Portion	1,799	1,520
Other Non-Current Liabilities	6,624	5,443
Notes Payable, Net of Current Portion	53,699	56,513
TOTAL LIABILITIES	159,159	158,539
MEZZANINE NON-CONTROLLING INTEREST:
GH Group, Inc. Preferred Series B Shares (no par value, 55,000 shares authorized, 49,969 shares issued and outstanding as of June 30, 2024 and December 31, 2023)	60,881	57,545
GH Group, Inc. Preferred Series C Shares (no par value, 5,000 shares authorized, 5,000 shares issued and outstanding as of June 30, 2024 and December 31, 2023)	5,927	5,608
GH Group, Inc. Preferred Series D Shares (no par value, 15,000 shares authorized, 15,000 shares issued and outstanding as of June 30, 2024 and December 31, 2023)	15,000	15,000
SHAREHOLDERS' EQUITY:
Multiple Voting Shares (no par value, unlimited shares authorized, 4,754,979 shares issued and outstanding as of June 30, 2024 and December 31, 2023)	—	—
Subordinate Voting Shares (no par value, unlimited shares authorized, 66,528,007 and 61,986,686 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)	—	—
Exchangeable Shares (no par value, unlimited shares authorized, 7,842,380 and 8,953,951 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)	—	—
Additional Paid-In Capital	294,325	280,696
Accumulated Deficit	(199,270)	(190,935)
Total Shareholders' Equity Attributable to the Company	95,055	89,761
Non-Controlling Interest	(30,179)	(22,678)
TOTAL SHAREHOLDERS' EQUITY	146,684	145,236
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$305,843	$303,775
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Unaudited Condensed Interim Consolidated Statements of Operations
(Amounts Expressed in United States Dollars in Thousands, Except Share and Per Share Data, Unless Otherwise Stated)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
		As Restated, Note 3		As Restated, Note 3
Revenues, Net	$53,938	$44,665	$84,038	$72,220
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	25,264	20,293	42,838	35,274
Gross Profit	28,674	24,372	41,200	36,946
Operating Expenses:
General and Administrative	17,366	13,055	30,894	24,441
Sales and Marketing	682	997	1,159	1,649
Professional Fees	1,860	2,200	5,523	3,700
Depreciation and Amortization	3,723	3,570	7,439	7,406
Impairment Expense for Goodwill	—	—	—	14,144
Impairment Expense for Intangible Assets	—	1,328	—	6,854
Total Operating Expenses	23,631	21,150	45,015	58,194
Income (Loss) from Operations	5,043	3,222	(3,815)	(21,248)
Other (Income) Expense:
Interest Expense	2,593	2,547	4,799	4,627
Interest Income	—	—	—	(45)
(Gain) Loss on Equity Method Investments	94	(36)	76	2,228
(Gain) Loss on Change in Fair Value of Derivative Asset	(32)	143	(145)	130
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	(7,910)	19,100	(1,445)	22,510
Other Expense, Net	56	1,127	93	1,370
Total Other (Income) Expense, Net	(5,199)	22,881	3,378	30,820
Income (Loss) From Operations Before Provision for Income Taxes	10,242	(19,659)	(7,193)	(52,068)
Provision for Income Taxes	203	5,293	1,037	7,667
Net Income (Loss)	10,039	(24,952)	(8,230)	(59,735)
Net Income to Non-Controlling Interest	43	100	105	63
Net Income (Loss) Attributable to the Company	$9,996	$(25,052)	$(8,335)	$(59,798)

Income (Loss) Per Share - Basic	$0.08	$(0.39)	$(0.22)	$(0.92)
Income (Loss) Per Share - Diluted	$0.08	$(0.39)	$(0.22)	$(0.92)

Weighted-Average Shares Outstanding - Basic	73,807,711	71,092,510	73,522,518	71,673,212
Weighted-Average Shares Outstanding - Diluted	82,232,068	71,092,510	73,522,518	71,673,212
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Amounts Expressed in United States Dollars in Thousands, Except Share Data, Unless Otherwise Stated)

	Units	Units	Units				$ Amount	$ Amount	$ Amount
	Multiple Voting Shares	Equity Shares	Exchangeable Voting Shares	Additional Paid- In Capital	Accumulated Deficit	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	Mezzanine Non- Controlling Equity Preferred Series B	Mezzanine Non- Controlling Equity Preferred Series C	Mezzanine Non- Controlling Equity Preferred Series D	Non- Controlling Interest	TOTAL SHAREHOLDERS' EQUITY
BALANCE AS OF DECEMBER 31, 2023	4,754,979	61,986,686	8,953,951	$280,696	$(190,935)	$89,761	$57,545	$5,608	$15,000	$(22,678)	$145,236
Net Income (Loss)	—	—	—	—	(18,331)	(18,331)	—	—	—	62	(18,269)
Share-Based Compensation from Options and Restricted Stock Units	—	—	—	3,272	—	3,272	—	—	—	—	3,272
Shares Issued for Exercise of Warrants	—	27,400	—	—	—	—	—	—	—	—	—
Shares Issued for Conversion of Exchangeable Shares	—	481,689	(481,689)	—	—	—	—	—	—	—	—
Shares Issued for Vesting of Restricted Stock Units	—	195,710	—	—	—	—	—	—	—	—	—
Shares Issued for Exercise of Options	—	65,883	—	149	—	149	—	—	—	—	149
Distributions to Non-Controlling Interest Holders	—	—	—	—	—	—	—	—	—	(47)	(47)
Dividends - Preferred Shareholders	—	—	—	—	—	—	1,627	155	—	(3,720)	(1,938)
BALANCE AS OF MARCH 31, 2024	4,754,979	62,757,368	8,472,262	284,117	(209,266)	74,851	59,172	5,763	15,000	(26,383)	128,403
Net Income	—	—	—	—	9,996	9,996	—	—	—	43	10,039
Share-Based Compensation from Options and Restricted Stock Units	—	—	—	3,621	—	3,621	—	—	—	—	3,621
Shares Issued for Exercise of Warrants	—	27,356	—	100	—	100	—	—	—	—	100
Shares Issued for Conversion of Exchangeable Shares	—	629,882	(629,882)	—	—	—	—	—	—	—	—
Shares Issued for Vesting of Restricted Stock Units	—	1,147,022	—	—	—	—	—	—	—	—	—
Shares Issued for Exercise of Options	—	153,520	—	369	—	369	—	—	—	—	369
Shares Issued for 2023 Bonus	—	286,406	—	2,715	—	2,715	—	—	—	—	2,715
Shares Issued for Vested GH Group Non-Qualified Options	—	1,433,810	—	2,757	—	2,757	—	—	—	—	2,757
Shares Issued for Payment of Interest on Convertible Debentures	—	92,643	—	646	—	646	—	—	—	—	646
Distributions to Non-Controlling Interest Holders	—	—	—	—	—	—	—	—	—	(31)	(31)
Dividends - Preferred Shareholders	—	—	—	—	—	—	1,709	164	—	(3,808)	(1,935)
BALANCE AS OF JUNE 30, 2024	4,754,979	66,528,007	7,842,380	$294,325	$(199,270)	$95,055	$60,881	$5,927	$15,000	$(30,179)	$146,684
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Amounts Expressed in United States Dollars in Thousands, Except Share Data, Unless Otherwise Stated)

	Units	Units	Units				$ Amount	$ Amount	$ Amount
	Multiple Voting Shares	Equity Shares	Exchangeable Voting Shares	Additional Paid- In Capital	Accumulated Deficit	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	Mezzanine Non- Controlling Equity Preferred Series B	Mezzanine Non- Controlling Equity Preferred Series C	Mezzanine Non- Controlling Equity Preferred Series D	Non- Controlling Interest	TOTAL SHAREHOLDERS' EQUITY
BALANCE AS OF DECEMBER 31, 2022	4,754,979	55,653,855	12,566,550	$261,527	$(92,665)	$168,862	$51,774	$4,760	$—	$(4,262)	$221,134
Net Loss	—	—	—	—	(34,746)	(34,746)	—	—	—	(37)	(34,783)
Share-Based Compensation from Options and Restricted Stock Units	—	—	—	1,631	—	1,631	—	—	—	—	1,631
Issuance of Series C Preferred Shares and Warrants	—	—	—	84	—	84	—	216	—	—	300
Adjustment of Series C Preferred Shares to Redemption Value	—	—	—	—	—	—	—	84	—	(84)	—
Shares Issued for Conversion of Exchangeable Shares	—	1,602,345	(1,602,345)	—	—	—	—	—	—	—	—
Shares Issued for Vesting of Restricted Stock Units	—	155,721	—	—	—	—	—	—	—	—	—
Distributions to Non-Controlling Interest Holders	—	—	—	—	—	—	—	—	—	(46)	(46)
Dividends - Preferred Shareholders	—	—	—	—	—	—	1,340	125	—	(2,832)	(1,367)
BALANCE AS OF MARCH 31, 2023	4,754,979	57,411,921	10,964,205	263,242	(127,411)	135,831	53,114	5,185	—	(7,261)	186,869
Net Income (Loss)	—	—	—	—	(25,052)	(25,052)	—	—	—	100	(24,952)
Share-Based Compensation from Options and Restricted Stock Units	—	—	—	1,532	—	1,532	—	—	—	—	1,532
Shares Issued for Shares Payable - Plus Business Acquisition	—	1,300,006	—	4,446	—	4,446	—	—	—	—	4,446
Issuance for Payment of Interest on Convertible Debentures	—	130,984	—	645	—	645	—	—	—	—	645
Shares Issued for Conversion of Exchangeable Shares	—	1,499,529	(1,499,529)	—	—	—	—	—	—	—	—
Shares Issued for Vesting of Restricted Stock Units	—	222,674	—	—	—	—	—	—	—	—	—
Distributions to Non-Controlling Interest Holders	—	—	—	—	—	—	—	—	—	(45)	(45)
Dividends - Preferred Shareholders	—	—	—	—	—	—	1,405	134	—	(2,915)	(1,376)
BALANCE AS OF JUNE 30, 2023	4,754,979	60,565,114	9,464,676	$269,865	$(152,463)	$117,402	$54,519	$5,319	$—	$(10,121)	$167,119
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Amounts Expressed in United States Dollars in Thousands Unless Otherwise Stated)

	Six Months Ended
	June 30,
	2024	2023
		As Restated, Note 3
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(8,230)	$(59,735)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:
Deferred Tax Benefit	—	(279)
Bad Debt Expense, Net of Recoveries	145	935
Interest Capitalized to Notes Receivable	—	(45)
Loss on Disposal of Property and Equipment	—	110
Depreciation and Amortization	7,439	7,406
Loss on Equity Method Investments	76	2,228
Impairment Expense for Goodwill	—	14,144
Impairment Expense for Intangible Assets	—	6,854
Non-Cash Operating Lease Costs	792	578
Accretion of Debt Discount and Loan Origination Fees	966	1,004
(Gain) Loss on Change in Fair Value of Derivative Asset	(145)	130
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	(1,445)	22,510
Share-Based Compensation	6,893	3,163
Changes in Operating Assets and Liabilities:
Accounts Receivable	(3,883)	265
Prepaid Expenses and Other Current Assets	(493)	3,919
Inventory	(5,663)	(4,332)
Other Assets	176	(54)
Accounts Payable and Accrued Liabilities	10,263	6,585
Interest on Finance Leases	(120)	(55)
Income Taxes Payable	(167)	7,186
Operating Lease Liabilities	(760)	(515)
Other Non-Current Liabilities	1,181	721
NET CASH PROVIDED BY OPERATING ACTIVITIES	7,025	12,723
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(6,317)	(1,295)
Proceeds From Payments on Note Receivable	—	63
Issuance of Note Receivable	—	(341)
NET CASH USED IN INVESTING ACTIVITIES	(6,317)	(1,573)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Issuance of Notes Payable	—	42
Proceeds from the Issuance of Preferred Shares	—	300
Payments on Finance Lease	(242)	(87)
Payments on Notes Payable	(3,778)	(25)
Cash Received for Exercise of Options and Warrants	618	—
Distributions to Non-Controlling Interest Holders	(78)	(91)
Distributions to Preferred Shareholders	(3,873)	(2,743)
NET CASH USED IN FINANCING ACTIVITIES	(7,353)	(2,604)
NET INCREASE (DECREASE) IN CASH, RESTRICTED CASH AND CASH EQUIVALENTS	(6,645)	8,546
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	32,524	14,144
CASH, RESTRICTED CASH AND CASH EQUIVALENTS, END OF PERIOD	$25,879	$22,690
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Amounts Expressed in United States Dollars in Thousands Unless Otherwise Stated)

	Six Months Ended
	June 30,
	2024	2023
		As Restated, Note 3
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid for Interest	$2,978	$3,166
Cash Paid for Taxes	25	40
Non-Cash Investing and Financing Activities:
Recognition of Right-of-Use Assets for Finance Leases	937	1,745
Shares Issued to Settle Shares Payable - Plus Business Acquisition	—	4,446
Reclassification of Turlock Notes Receivable for Acquired Assets of NHC Turlock	—	1,578
Shares Issued for Payment of Interest on Convertible Debentures	646	645
Shares Issued for 2023 Bonus	2,715	—
Issuance for Shares Reserved from Vested GH Group Non-Qualified Options	2,757	—
Interest Capitalized to Property and Equipment	—	179
Adjustment of Preferred Shares to Redemption Value	—	84
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.    NATURE OF OPERATIONS

Glass House Brands Inc. (the “Company”), formerly known as Mercer Park Brand Acquisition Corp. (“Mercer Park”), was incorporated under the Business Corporations Act (British Columbia) on April 16, 2019. The Company is a vertically integrated cannabis company that operates exclusively in the state of California. The Company, through its subsidiaries cultivates, manufactures, and distributes cannabis bulk flower and trim to wholesalers and consumer packaged goods to third-party retail stores in the state of California. The Company also owns and operates retail cannabis stores in the state of California. The Company’s subordinate voting shares (“Subordinate Voting Shares”), restricted voting shares (“Restricted Voting Shares”) and limited voting shares (“Limited Voting Shares”, and collectively with the Subordinate Voting Shares and the Restricted Voting Shares, the “Equity Shares”), and common share purchase warrants are listed on the NEO Exchange Inc., trading under the symbols “GLAS.A.U” and “GLAS.WT.U,” respectively. The Equity Shares and common share purchase warrants also trade on the OTCQX in the United States under the symbols “GLASF” and “GHBWF,” respectively. The head office and principal address of the Company is 3645 Long Beach Boulevard, Long Beach, California 90807. The Company’s registered office in Canada is 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8 Canada.
Liquidity
Historically, the Company’s primary source of liquidity has been its operations, capital contributions made by equity investors and debt issuances. The Company is meeting its current operational obligations as they become due from its current working capital and from operations. However, the Company has sustained losses since inception and may require additional capital in the future. As of and for the six months ended June 30, 2024, the Company had an accumulated deficit of $199.3 million, a net loss attributable to the Company of $8.3 million and net cash provided by operating activities of $7.0 million. The Company estimates that based on current business operations and working capital, it will continue to meet its obligations as they become due in the short term.
The Company is generating cash from revenues and deploying its capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are primarily being utilized for capital expenditures, facility improvements, product development and marketing.
Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages its liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. In the event sufficient cash flow is not available from operating activities, the Company may continue to raise equity or debt capital from investors in order to meet liquidity needs. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects. There can be no assurance that such financing will be available or will be on terms acceptable to the Company.
The significant accounting policies and critical estimates applied by the Company in these Unaudited Condensed Interim Consolidated Financial Statements are the same as those applied in the Company’s audited Consolidated Financial Statements and accompanying notes for the year ended December 31, 2023 and 2022, unless disclosed otherwise below. The Company’s audited Consolidated Financial Statements for the year ended December 31, 2023 and 2022, filed on April 1, 2024, can be found on SEDAR+ at www.sedarplus.ca.
2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation
The accompanying Unaudited Condensed Interim Consolidated Financial Statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and reflect the accounts and operations of the Company and those of the Company’s subsidiaries in which the Company has a controlling financial interest. Investments in entities in which the Company has significant influence, but less than a controlling financial interest, are accounted for using the equity method.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

All intercompany transactions and balances have been eliminated in consolidation. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the consolidated financial position of the Company as of June 30, 2024 and December 31, 2023, the consolidated results of operations for the three and six months ended June 30, 2024 and 2023 and cash flows for the six months ended June 30, 2024 and 2023 have been included.
The accompanying Unaudited Condensed Interim Consolidated Financial Statements do not include all of the information required for full annual financial statements. Accordingly, certain information, footnotes and disclosures normally included in the annual financial statements, prepared in accordance with GAAP, have been condensed or omitted. The financial data presented herein should be read in conjunction with the Company’s audited Consolidated Financial Statements for the year ended December 31, 2023, and the related notes thereto, and have been prepared using the same accounting policies described therein.
Basis of Consolidation
These Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2024 and for the three and six months ended June 30, 2024 and 2023 include the accounts of the Company, its wholly-owned subsidiaries and entities over which the Company has control as defined in Accounting Standards Codification (“ASC”) 810, Consolidation. Subsidiaries over which the Company has control are fully consolidated from the date control commences until the date control ceases. Control exists when the Company has ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than fifty percent of the outstanding voting securities of another entity. In assessing control, potential voting rights that are currently exercisable are considered.
Non-Controlling Interest
Non-controlling interest represents equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.
Segmented Information
The Company currently operates in three reportable segments which are retail, wholesale biomass and cannabis-related consumer packaged goods (“CPG”). All of the Company’s operations are in the United States of America in the State of California. Intercompany sales and transactions are eliminated in consolidation. See Note 20 – Segment Information for further information.
Employee Retention Tax Credits
On March 27, 2020, the U.S. government enacted the Coronavirus Aid Relief and Security Act (“CARES Act”) to provide certain relief as a result of the COVID-19 pandemic. The CARES Act provides tax relief, along with other stimulus measures, including a provision for an Employee Retention Credit (“ERC”). As there is no authoritative guidance under GAAP on accounting for government assistance to for-profit business entities, the Company accounts for the ERC by analogy to International Accounting Standard (“IAS”) 20, Accounting for Government Grants and Disclosure of Government Assistance. Since the filing of the ERCs through June 30, 2024, the Company filed with the Internal Revenue Service credits totaling $11.6 million. The Company will not recognize the amounts claimed until it has been determined that the Company has reasonable assurance that the credits will be realized.
Restricted Cash
Restricted cash balances are those which meet the definition of cash and cash equivalents but are not available for use by the Company. As of June 30, 2024 and December 31, 2023, restricted cash was $3.0 million in each period, which is held in an escrow account and used as an interest reserve for the senior term loan agreement. See Note 13 – Notes Payable and Convertible Debentures for further discussion.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Loss per Share
The Company calculates basic earnings or loss per share by dividing net earnings or loss by the weighted-average number of the Equity Shares (including the Exchangeable Shares, as defined herein, on an as-exchanged basis) outstanding during the period. Multiple Voting Shares, as defined herein, are excluded from the calculation of earnings or loss per share as they do not participate in earnings or losses. Diluted loss per share is the same as basic loss per share if the issuance of shares on the exercise of convertible debentures, contingent shares, warrants, restricted stock units and share options are anti-dilutive. Diluted earnings per share includes options, warrants, restricted stock units, and contingently issuable shares that are determined to be dilutive using the treasury stock method for all equity instruments issuable in equity units and the “if converted” method for the Company’s convertible debentures. See Note 16 – Income (Loss) Per Share for further information.
Recently Adopted Accounting Pronouncements
ASU 2023-01
In March 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-01, Leases (Topic 842): Common Control Arrangements, which requires an entity to determine whether a related party arrangement between entities under common control is a lease. If the arrangement is determined to be a lease, an entity must classify and account for the lease on the same basis as an arrangement with an unrelated party (on the basis of legally enforceable terms and conditions). ASU 2023-01 also requires a lessee in a common-control lease arrangement to amortize leasehold improvements over the improvements’ useful life to the common control group regardless of the lease term if the lessee continues to control the use of the underlying asset through a lease. The Company adopted ASU 2023-01 on January 1, 2024. The adoption of the standard did not have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.
Recent Accounting Pronouncements Not Yet Adopted
ASU 2023-09
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires annual disclosures of specific categories in the rate reconciliation, additional information for reconciling items that meet a quantitative threshold and a disaggregation of income taxes paid, net of refunds. ASU 2023-09 also eliminates certain existing disclosure requirements related to uncertain tax positions and unrecognized deferred tax liabilities. ASU 2023-09 is effective for the Company beginning with the 2025 annual report. Early adoption is permitted. ASU 2023-09 should be applied prospectively. Retrospective adoption is permitted. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.
ASU 2023-07
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to improve the financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities. ASU 2023-07 is effective for the Company beginning with the 2024 annual report. Early adoption is permitted. ASU 2023-07 should be applied retrospectively to all periods presented in the financial statements. The Company is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

3.    CORRECTION OF ERROR IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS

Subsequent to the issuance of the Consolidated Financial Statements as of June 30, 2023 and for the three and six months ended June 30, 2023, the Company discovered misclassifications and oversights which impacted the presentation of the financial statements. In particular, the Company identified certain distributor fees from consumer packaged goods sales included in cost of goods sold which should have been direct reductions to revenues, certain intercompany sales transacted through third-party distributors that were presented as third-party sales, correction of purchase price allocations and impairment of goodwill for certain acquisitions recognized in the first quarter of fiscal year 2023 that have been recognized in fiscal year 2022.
The Company has reviewed applicable accounting guidance and deemed these misclassifications and oversights as errors to previously issued financial statements under ASC 250, Accounting Changes and Error Corrections. As a result, adjustments were made to certain financial statement line items of the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows as of, and for the three and six months ended June 30, 2023. The Company performed detailed reviews and analyses of all other financial statement line items and accounting policies and noted additional corrections were required.
Adjustments and reclassifications as noted in the following schedules are as follows:
(1)    Reclassifications to conform with current year presentation.
(2)    Correction of certain intercompany sales transacted through third-party distributors that were previously presented as third-party sales and not eliminated.
(3)    Correction of distributor fees from consumer packaged goods sales included in cost of goods which should have been a reduction in revenues.
(4)    Corrections of purchase price allocations and impairments.
(5)    Tax adjustments related to the above.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The following tables present the summary impacts of the adjustments on the Company’s previously reported Unaudited Condensed Consolidated Balance Sheet as of June 30, 2023 (in thousands, except share data):

	Previously Reported	Reclassifications		Adjustments		As Corrected
ASSETS
Current Assets:
Cash	$19,690	$—		$—		$19,690
Restricted Cash	3,000	—		—		3,000
Accounts Receivable, Net	3,589	—		—		3,589
Prepaid Expenses and Other Current Assets	4,317	(241)	(1)	(239)	(2)	3,837
Inventory	16,699	(801)	(1)	(366)	(2)	15,532
Total Current Assets	47,295	(1,042)		(605)		45,648
Operating Lease Right-of-Use Assets, Net	10,269	—		—		10,269
Finance Lease Right-of-Use Assets, net	1,943	—		—		1,943
Long Term Investments	2,018	—		—		2,018
Property, Plant and Equipment, Net	211,134	—		—		211,134
Intangible Assets, Net	29,570	—		170	(4)	29,740
Goodwill	17,228	—		6,426	(4)	23,654
Deferred Tax Asset	1,569	—		222	(5)	1,791
Other Assets	3,573	1,042	(1)	—		4,615
TOTAL ASSETS	$324,599	$—		$6,213		$330,812
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Current Liabilities:
Accounts Payable and Accrued Liabilities	$28,032	$—		$—		$28,032
Income Taxes Payable	14,736	—		51	(5)	14,787
Contingent Shares and Earnout Liabilities	32,714	—		—		32,714
Shares Payable	8,595	—		—		8,595
Current Portion of Operating Lease Liabilities	1,169	—		—		1,169
Current Portion of Finance Lease Liabilities	337	—		—		337
Current Portion of Notes Payable	49	—		—		49
Total Current Liabilities	85,632	—		51		85,683
Operating Lease Liabilities, Net of Current Portion	9,253	—		—		9,253
Finance Lease Liabilities, Net of Current Portion	1,602	—		—		1,602
Other Non-Current Liabilities	5,013	—		(1,490)	(5)	3,523
Notes Payable, Net of Current Portion	63,632	—		—		63,632
TOTAL LIABILITIES	165,132	—		(1,439)		163,693
MEZZANINE NON-CONTROLLING INTEREST:
GH Group, Inc. Preferred Series B Shares (no par value, 55,000 shares authorized, 49,969 shares issued and outstanding as of June 30, 2023 and December 31, 2022)	54,519	—		—		54,519
GH Group, Inc. Preferred Series C Shares (no par value, 5,000 shares authorized, 5,000 and 4,700 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)	5,319	—		—		5,319
SHAREHOLDERS' EQUITY:
Multiple Voting Shares (no par value, unlimited shares authorized, 4,754,979 shares issued and outstanding as of June 30, 2023 and December 31, 2022)	—	—		—		—
Subordinate Voting Shares (no par value, unlimited shares authorized, 60,565,114 and 55,653,855 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)	—	—		—		—
Exchangeable Shares (no par value, unlimited shares authorized, 9,464,676 and 12,566,550 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)	—	—		—		—
Additional Paid-In Capital	269,866	—		—		269,866
Accumulated Deficit	(160,100)	—		7,636		(152,464)
Total Shareholders' Equity Attributable to the Company	109,766	—		7,636		117,402
Non-Controlling Interest	(10,137)	—		16		(10,121)
TOTAL SHAREHOLDERS' EQUITY	159,467	—		7,652		167,119
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$324,599	$—		$6,213		$330,812

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The following tables present the summary impacts of the adjustments on the Company’s previously reported Unaudited Condensed Consolidated Statement of Operations for three months ended June 30, 2023 (in thousands, except share and per share data):

	Previously Reported	Adjustments		As Corrected
Revenues, Net	$44,665	$—		$44,665
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	20,293	—		20,293
Gross Profit	24,372	—		24,372
Operating Expenses:
General and Administrative	13,055	—		13,055
Sales and Marketing	997	—		997
Professional Fees	2,200	—		2,200
Depreciation and Amortization	3,570	—		3,570
Impairment Expense for Intangible Assets	1,328	—		1,328
Total Operating Expenses	21,150	—		21,150
Income from Operations	3,222	—		3,222
Other (Income) Expense:
Interest Expense	2,547	—		2,547
Gain on Equity Method Investments	(36)	—		(36)
Loss on Change in Fair Value of Derivative Asset	143	—		143
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	19,100	—		19,100
Other Expense, Net	1,127	—		1,127
Total Other Expense, Net	22,881	—		22,881
Loss from Operations Before Provision for Income Tax Expense	(19,659)	—		(19,659)
Provision for Income Tax Expense	5,246	47	(5)	5,293
Net Loss	(24,905)	(47)		(24,952)
Net Loss Attributable to Non-Controlling Interest	100	—		100
Net Loss Attributable to the Company	$(25,005)	$(47)		$(25,052)

Loss Per Share - Basic and Diluted	$(0.39)			$(0.39)

Weighted-Average Shares Outstanding - Basic and Diluted	71,092,510			71,092,510

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The following tables present the summary impacts of the adjustments on the Company’s previously reported Unaudited Condensed Consolidated Statement of Operations for six months ended June 30, 2023 (in thousands, except share and per share data):

	Previously Reported	Adjustments		As Corrected
Revenues, Net	$73,687	$(1,467)	(2)(3)	$72,220
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	37,359	(2,085)	(2)(3)	35,274
Gross Profit	36,328	618		36,946
Operating Expenses:
General and Administrative	24,441	—		24,441
Sales and Marketing	1,649	—		1,649
Professional Fees	3,700	—		3,700
Depreciation and Amortization	7,406	—		7,406
Impairment Expense for Goodwill	17,481	(3,337)	(4)	14,144
Impairment Expense for Intangible Assets	6,854	—		6,854
Total Operating Expenses	61,531	(3,337)		58,194
Loss from Operations	(25,203)	3,955		(21,248)
Other (Income) Expense:
Interest Expense	4,627	—		4,627
Interest Income	(45)	—		(45)
Loss on Equity Method Investments	2,228	—		2,228
Loss on Change in Fair Value of Derivative Asset	130	—		130
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	22,510	—		22,510
Other Expense, Net	1,370	—		1,370
Total Other Expense, Net	30,820	—		30,820
Loss from Operations Before Provision for Income Tax Expense	(56,023)	3,955		(52,068)
Provision for Income Tax Expense	7,667	—		7,667
Net Loss	(63,690)	3,955		(59,735)
Net Loss Attributable to Non-Controlling Interest	47	16	(2)	63
Net Loss Attributable to the Company	$(63,737)	$3,939		$(59,798)

Loss Per Share - Basic and Diluted	$(0.97)			$(0.92)

Weighted-Average Shares Outstanding - Basic and Diluted	71,673,212			71,673,212

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The following tables present the summary impacts of the adjustments on the Company’s previously reported Unaudited Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2023 (in thousands):

	Previously Reported	Reclassifications		Adjustments		As Corrected
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(63,690)	$—		$3,955		$(59,735)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:
Deferred Tax Benefit	(279)	—		—		(279)
Bad Debt Expense, Net of Recoveries	935	—		—		935
Interest Capitalized to Notes Receivable	(45)	—		—		(45)
Loss on Disposal of Property and Equipment	110	—		—		110
Depreciation and Amortization	7,406	—		—		7,406
Loss on Equity Method Investments	2,228	—		—		2,228
Impairment Expense for Goodwill	17,481	—		(3,337)	(4)	14,144
Impairment Expense for Intangible Assets	6,854	—		—		6,854
Non-Cash Operating Lease Costs	578			—		578
Accretion of Debt Discount and Loan Origination Fees	1,004	—		—		1,004
Loss on Change in Fair Value of Derivative Asset	130	—		—		130
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	22,510	—		—		22,510
Share-Based Compensation	3,163	—		—		3,163
Changes in Operating Assets and Liabilities:
Accounts Receivable	1,129	—		(864)	(2)	265
Prepaid Expenses and Other Current Assets	4,030	(111)	(1)	—		3,919
Inventory	(4,391)	111	(1)	(52)	(2)	(4,332)
Other Assets	(54)	—		—		(54)
Accounts Payable and Accrued Liabilities	6,232	55	(1)	298	(2)	6,585
Interest on Finance Leases	—	(55)	(1)	—		(55)
Income Taxes Payable	7,186	—		—		7,186
Operating Lease Liabilities	(515)	—		—		(515)
Other Non-Current Liabilities	721	—		—		721
NET CASH PROVIDED BY OPERATING ACTIVITIES	12,723	—		—		12,723
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(1,295)	—		—		(1,295)
Proceeds From Payments on Note Receivable	63	—		—		63
Issuance of Note Receivable	(341)	—		—		(341)
NET CASH USED IN INVESTING ACTIVITIES	(1,573)	—		—		(1,573)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Issuance of Notes Payable, Third Parties and Related Parties	42	—		—		42
Proceeds from the Issuance of Preferred Shares	300	—		—		300
Payment on Finance Lease	(87)	—		—		(87)
Payments on Notes Payable, Third Parties and Related Parties	(25)	—		—		(25)
Distributions to Non-Controlling Interest Holders	(91)	—		—		(91)
Distributions to Preferred Shareholders	(2,743)	—		—		(2,743)
NET CASH USED IN FINANCING ACTIVITIES	(2,604)	—		—		(2,604)
NET INCREASE IN CASH, RESTRICTED CASH AND CASH EQUIVALENTS	8,546	—		—		8,546
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	14,144	—		—		14,144
CASH, RESTRICTED CASH AND CASH EQUIVALENTS, END OF PERIOD	$22,690	$—		$—		$22,690

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

4.    CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains cash balances at its physical locations, which are not currently insured, and with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition and results of operations. As of June 30, 2024 and December 31, 2023, the Company has not experienced any losses with regards to its cash balances.
The Company provides certain credit terms in the normal course of business to customers located throughout California. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical and projected future trends and other information. For the three months ended June 30, 2024 and 2023, there was one customer that comprised 20% of the Company’s revenues and one customer that comprised 20% of the Company’s revenues, respectively. For the six months ended June 30, 2024 and 2023, there was one customer that comprised 18% of the Company’s revenues and one customer that comprised 18% of the Company’s revenues, respectively. As of June 30, 2024 and December 31, 2023, the customer had a balance due to the Company of $2.6 million and $0.7 million, respectively.

5.    INVENTORY

Inventory consisted of the following (in thousands):

	June 30, 2024	December 31, 2023
Raw Materials	$1,196	$1,192
Work-in-Process	7,810	3,327
Finished Goods	5,497	4,321
Total Inventory	$14,503	$8,840
6.    INVESTMENTS

The Company has various investments in entities in which it holds a significant but non-controlling interest through voting equity or through representation on the entities’ board of directors or equivalent governing bodies. Accordingly, the Company was deemed to have significant influence resulting in the Company accounting for these investments under the equity method (in thousands):

	5042 Real Estate Investment, LLC	Reeform, LLC	Lompoc TIC, LLC	TOTAL
Balance at December 31, 2023	$1,971	$164	$192	$2,327
Gain (Loss) on Equity Method Investments	96	(164)	(8)	(76)
Balance at June 30, 2024	$2,067	$—	$184	$2,251
During the three months ended June 30, 2024 and 2023, the Company recorded a net loss and a net gain, respectively, from equity method investments of $94 thousand and $36 thousand, respectively. During the six months ended June 30, 2024 and 2023, the Company recorded net losses from equity method investments of $76 thousand and $2.2 million, respectively. These investments are recorded at the amount of the Company’s initial investment and adjusted for the Company’s share of the investee’s income or loss and dividends paid.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

7.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following (in thousands):

	June 30, 2024	December 31, 2023
Land	$70,888	$70,888
Buildings	153,963	143,207
Furniture and Fixtures	1,055	827
Leasehold Improvements	14,878	14,680
Equipment and Software	10,318	9,498
Construction in Progress	4,456	10,166
Total Property, Plant and Equipment	255,558	249,266
Less Accumulated Depreciation and Amortization	(40,379)	(33,580)
Property, Plant and Equipment, Net	$215,179	$215,686
During the three months ended June 30, 2024 and 2023, the Company recorded depreciation expense of $3.6 million and $3.3 million, respectively. During the six months ended June 30, 2024 and 2023, the Company recorded depreciation expense of $7.1 million and $6.7 million, respectively. The amount of amortization recognized for finance leases during the three months ended June 30, 2024 and 2023 was $0.1 million and $0.1 million, respectively. The amount of amortization recognized for finance leases during the six months ended June 30, 2024 and 2023 was $0.3 million and $0.1 million, respectively, see Note 12 – Leases for further information. During the three months ended June 30, 2024 and 2023, the Company capitalized interest to property and equipment of nil and $0.1 million, respectively. During the six months ended June 30, 2024 and 2023, the Company capitalized interest to property and equipment of nil and $0.2 million, respectively.
8.     INTANGIBLE ASSETS

Intangible assets consisted of the following (in thousands):

	June 30, 2024	December 31, 2023
Definite Lived Intangible Assets
Customer Relationships	$587	$587
Intellectual Property	4,777	4,777
Total Definite Lived Intangible Assets	5,364	5,364
Less Accumulated Amortization	(2,666)	(2,321)
Definite Lived Intangible Assets, Net	2,698	3,043
Indefinite Lived Intangible Assets
Cannabis Licenses	18,170	18,170
Total Indefinite Lived Intangible Assets	18,170	18,170
Total Intangible Assets, Net	$20,868	$21,213
During the three months ended June 30, 2024 and 2023, the Company recorded amortization expense related to intangible assets of $0.1 million and $0.2 million, respectively. During the six months ended June 30, 2024 and 2023, the Company recorded amortization expense related to intangible assets of $0.3 million and $0.7 million, respectively. During the six months ended June 30, 2023, the Company recognized $2.0 million and $3.5 million of other than temporary impairment in customer relationships and intellectual property, respectively, related to the Plus Products Holding Inc. (“Plus”) business acquisition as a result of updated earnings projections for unforeseen changes in market demand in the consumer packaged goods market. During the six months ended June 30, 2023, the Company recognized an other than temporary impairment of $1.3 million on the NHC Turlock, LLC (“NHC Turlock”) cannabis license. There were no impairments recognized during the six months ended June 30, 2024.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The following is the future minimum amortization expense to be recognized as of June 30, 2024 for each of the following years (in thousands):

2024 (Remaining)	$368
2025	723
2026	603
2027	470
2028	123
Thereafter	411
Total Future Amortization Expense	$2,698
9.    GOODWILL

As of June 30, 2024 and December 31, 2023, goodwill was nil.
Goodwill is assigned to the reporting unit, which is the operating segment level or one level below the operating segment. Goodwill arises when the purchase price for acquired businesses exceeds the fair value of tangible and intangible assets acquired less assumed liabilities. Goodwill is reviewed annually for impairment or more frequently if impairment indicators arise. The goodwill impairment test compares the fair value of a reporting unit with its carrying amount. The amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as a goodwill impairment loss. During the six months ended June 30, 2023, management noted indications of impairment on the goodwill of its CPG reporting unit and recorded an impairment expense of $14.1 million as a result of updated earnings projections for unforeseen changes in market demand in the consumer-packaged goods market.
10.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following (in thousands):

	June 30, 2024	December 31, 2023
Accounts Payable	$10,620	$5,540
Accrued Liabilities	14,577	13,123
Accrued Payroll and Related Liabilities	4,687	5,351
Sales Tax and Cannabis Taxes	3,855	2,918
Total Accounts Payable and Accrued Liabilities	$33,739	$26,932
The Company offers a customer loyalty rewards program that allows members to earn discounts on future purchases. Unused discounts earned by loyalty rewards program members are included in accrued liabilities and recorded as a sales discount at the time a qualifying purchase is made. The value of points accrued as of June 30, 2024 and December 31, 2023, was approximately $0.5 million and $1.1 million, respectively.
11.    CONTINGENT SHARES AND EARNOUT LIABILITIES

Activity related to the contingent shares and earnout liabilities consisted of the following (in thousands):

Balance at December 31, 2023	$34,589
Change in Fair Value of Contingent Liabilities	6,453
Balance at March 31, 2024	41,042
Change in Fair Value of Contingent Liabilities	(7,910)
Balance at June 30, 2024	$33,132

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Balance at December 31, 2022	$14,657
Change in Fair Value of Contingent Liabilities	3,402
Balance at March 31, 2023	18,059
Contingent Shares Issued	(4,446)
Change in Fair Value of Contingent Liabilities	19,101
Balance at June 30, 2023	$32,714
During the three months ended June 30, 2024 and 2023, the Company recorded a gain and a loss, respectively, for the change in fair value of contingent liabilities of $7.9 million and $19.1 million, respectively. During the six months ended June 30, 2024 and 2023, the Company recorded a gain and a loss, respectively, for the change in fair value of contingent liabilities of $1.5 million and $22.5 million, respectively.
During the six months ended June 30, 2023, the Company determined the criteria for the $2.0 million of sponsor earnout liability related to the Mercer Park Transaction was not met at the expiration of the term and recorded the change in fair value of contingent consideration. Accordingly, as of June 30, 2023, the sponsor earnout liability was nil. During the six months ended June 30, 2023, the Company reclassified $4.4 million of contingent shares payable to additional paid-in-capital and issued equity shares to settle a share payable contractual requirement related to the Plus business acquisition.
12.    LEASES

The following table present components of lease cost (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Finance Lease Cost:
Amortization of Finance Lease Right-of-Use Assets	$140	$73	$270	$88
Interest on Lease Liabilities	62	41	120	55
Operating Lease Cost	640	600	1,278	1,201
Short-Term Lease Costs	258	221	564	475
Total Lease Expenses	$1,100	$935	$2,232	$1,819
Additional information related to the Company’s leases is as follows (in thousands, except lease term and discount rate):

	Six Months Ended
	June 30,
	2024	2023
Cash Paid for Amounts Included in the Measurement of Lease Liabilities:
Operating Cash Flows from Finance Leases	$114	$42
Operating Cash Flows from Operating Leases	$1,247	$1,138
Financing Cash Flows from Finance Leases	$242	$87

Non-Cash Additions to Right-of-Use Assets and Lease Liabilities:
Recognition of Right-of-Use Assets for Finance Leases	$937	$1,745

Weighted-Average Remaining Lease Term (Years) - Finance Leases	3	5
Weighted-Average Remaining Lease Term (Years) - Operating Leases	6	7
Weighted-Average Discount Rate - Finance Leases	11.83%	11.37%
Weighted-Average Discount Rate - Operating Leases	11.37%	11.99%

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Future minimum lease payments under non-cancelable finance and operating leases as of June 30, 2024 for each of the following years were as follows (in thousands):

	Operating Leases		Finance Leases
	Third Parties	Related Parties	Third Parties	Total
2024 (Remaining)	$704	$428	$466	$1,598
2025	1,399	554	972	2,925
2026	1,373	571	768	2,712
2027	1,127	588	585	2,300
2028	537	606	198	1,341
Thereafter	1,601	2,321	—	3,922
Total Future Minimum Lease Payments	6,741	5,068	2,989	14,798
Less: Imputed Interest	(1,833)	(1,580)	(509)	(3,922)
Present Value of Lease Liability	4,908	3,488	2,480	10,876
Less: Current Portion of Lease Liability	(888)	(381)	(681)	(1,950)
Present Value of Lease Liability, Net of Current Portion	$4,020	$3,107	$1,799	$8,926
On September 14, 2021, the Company entered into an agreement to lease out a portion of its real property at approximately $500 thousand per month for 36 months. However, lease payments to the Company are abated if certain contingencies were met by the lessee. As of June 30, 2024, such contingencies were expected to be met, and as a result, no rental income was recognized by the Company.
The Company leases certain business facilities from related parties and third parties under non-cancellable operating lease agreements that specify minimum rentals. The operating leases require monthly payments ranging from $800 to $56,000 and expire through November 2032. Certain lease monthly payments may escalate up to 5.0% each year. In such cases, the variability in lease payments is included within the current and noncurrent operating lease liabilities.
13.    NOTES PAYABLE AND CONVERTIBLE DEBENTURES

Notes payable consisted of the following (in thousands):

	June 30, 2024	December 31, 2023
Term loan payable maturing in November 30, 2026, bearing interest at 12.00 percent per annum	$45,625	$49,375
Convertible Debentures	16,006	16,006
Other	407	435
Total Notes Payable	62,038	65,816
Less: Unamortized Debt Issuance Costs and Loan Origination Fees	(787)	(1,753)
Net Amount	61,251	64,063
Less: Current Portion of Notes Payable	(7,552)	(7,550)
Notes Payable, Net of Current Portion	$53,699	$56,513

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Senior Secured Credit Agreement
On December 9, 2021 (the “Senior Secure Closing Date”), the Company entered into a senior secured term loan agreement, as amended (the “Credit Agreement”), for total available proceeds of up to $100 million with funds managed by a U.S.-based private credit investment fund and other third-party lenders (together, the “Senior Secured Lender”). Effective December 10, 2021, the Company closed on an initial term loan through the Credit Agreement of $50 million. The principal amount under the Credit Agreement will be paid in monthly installments in an aggregate amount equal to 1.25% per annum of the original principal amount, 24 months following the Senior Secure Closing Date, with a maturity date through November 30, 2026. Interest will be paid, beginning December 31, 2021, in monthly installments equal to the floating base rate plus the applicable term margin, or 5.25%. The interest rate will not be less than 10% per annum or exceed 12% per annum. As of June 30, 2024 and December 31, 2023, the interest rate was 12%.
The Company has optional and mandatory prepayments. Mandatory prepayments include any voluntary and involuntary sale or disposition of assets by the Company or any restricted subsidiaries. The outstanding principal amount of the obligation will be repaid by 100% of cash proceeds received from the sale or disposition of assets with certain exemptions as defined in the Credit Agreement. As of the Senior Secure Closing Date, the Company deposited an interest reserve in the amount of $3 million into an escrow account and included as restricted cash in the Condensed Consolidated Balance Sheets as of June 30, 2024 and December 31, 2023. Additionally, the Company’s real properties held in Glass House Farm LLC, Magu Farm LLC and GH Camarillo LLC were pledged as security.
The Credit Agreement contains a financial covenant which requires the Company to maintain liquidity in excess of $10 million at all times. As of June 30, 2024 and December 31, 2023, the Company was in compliance with such financial covenant. Additionally, there are certain covenants which will require the Company to maintain a specific minimum debt service coverage ratio (“DSCR”) which will be measured quarterly beginning with the quarter ending December 31, 2022.
Amendments to the Senior Secured Credit Agreement
On January 21, 2022, the Company amended and restated the Credit Agreement (the “1st Amendment”) wherein certain events of default were waived.
On May 12, 2022, the Company amended and restated the Credit Agreement (the “2nd Amendment”) wherein certain events of default were waived, and the Company entered into an incremental term loan in the amount of $10 million (the “Incremental Term Loan”), for total available proceeds of $110 million. The Incremental Term Loan bears interest at a rate of 10% per annum and payable in monthly installments. In addition, a 1% fee of the outstanding principal amount of the Incremental Term Loan is payable in monthly installments beginning August 1, 2022, with a maturity date through October 31, 2022. In connection with the Incremental Term Loan, the Company issued 175,000 warrants to the Senior Secured Lender, with an exercise price of $11.50 per share, to acquire each Equity Share until June 26, 2026. The fair value of the warrants were determined using Level 1 inputs as these warrants are openly traded on a stock exchange. During the year ended December 31, 2022, the Company recorded an additional debt discount of $89 thousand related to the change in terms of the Credit Agreement. In addition to receiving the $10 million in Incremental Term Loan, the Company paid $0.6 million in direct loan fees, which are recorded as a debt discount. On August 30, 2022, the Company repaid the $10 million Incremental Term Loan in cash.
In March 2023, the Company entered into an amendment to the Credit Agreement by which the Senior Secured Lender waived and deferred enforcement of certain covenants which require the Company to maintain a specific minimum debt service coverage ratio beginning with the quarter ending on June 30, 2023. As of June 30, 2024, the Company was in compliance with the Credit Agreement covenant. In connection with the amendment to the Credit Agreement, the Company will pay an amount equal to 2% of the aggregate principal amount of the loan outstanding as of August 1, 2023. The Company recognized amendment fees of $1.0 million as other expense and paid such fee on July 27, 2023.
On February 23, 2024, the Company entered into Amendment Number Five to Credit Agreement, Waiver, and Consent with the Senior Secured Lender to among other things approve of the Series C and D Offerings and to amend the Credit Agreement to change the Minimum EBITDA requirement to have an annualized EBITDA of $20.0 million for the fiscal quarter period ending December 31, 2023, a LTM EBITDA of $20.0 million for the fiscal quarter period ending March 31, 2024 and June 30, 2024, and a LTM EBITDA of $22.5 million for each month ending on July 31, 2024 and for each month ending thereafter. As of June 30, 2024, the EBITDA requirement has been met.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Convertible Debentures
On April 28, 2022, the Company completed the Plus Products acquisition in which the purchase price was payable in part through an aggregate of 20,005 unsecured convertible debenture notes which consist of 12,003 debenture notes (the “Series A Notes”) and 8,002 debenture notes (the “Series B Notes”) (collectively, the “Plus Convertible Notes”). The Plus Convertible Notes accrue interest at 8.00% per annum payable in semi-annual arrears until April 15, 2027 (the “Maturity Date”). Interest is payable in cash, by the issuance of the Company’s Equity Shares or a combination of both at the sole discretion of the Company, based on the 10-day VWAP of the Equity Shares ending 5 trading days prior to the interest payment date with a fixed exchange rate of USD $1.00 to CAD $1.27.
The Series A Notes are redeemable, at the sole option of the Company, in full or in part on a pro rata basis, and payable in cash, by the issuance of the Company’s Equity Shares, or a combination of both, at any time through the Maturity Date based on the higher of (i) the 10-day VWAP of the Equity Shares ending 5 trading days prior to the redemption date, or (ii) CAD $4.08.
The Series B Notes are redeemable, at the sole option of the Company, in full or in part on a pro rata basis, and payable in cash, by the issuance of the Company’s Equity Shares, or a combination of both, at any time through the Maturity Date based on the lower of (i) the 10-day VWAP of the Equity Shares ending 5 trading days prior to the redemption date, or (ii) $10.00 per Equity Share. In the event the Company’s Equity Shares achieve a closing price of $10.00 per share over any period greater than or equal to 20 consecutive trading days, each holder of the Series B Notes may elect to convert all or a portion of their holdings into the Company’s Equity Shares based on a conversion price of $10.00 per Equity Share. As of June 30, 2024, the balance of $11.9 million and $4.1 million for the Series A Notes and Series B Notes, respectively remain outstanding.
The conversion features of the Series A Notes and Series B Notes were bifurcated from the related notes and classified as derivatives due to the variability of price in accordance with ASC 815, Derivatives and Hedging. Accordingly, the fair value of the conversion features for the Series A Notes and Series B Notes were measured at fair value using a discounted cash flow model that is based on unobservable inputs. During the three months ended June 30, 2024 and 2023, the Company recorded a change in derivative asset of approximately $(32) thousand and $143 thousand, respectively, as a component of change in fair value of derivatives assets in the Unaudited Condensed Interim Consolidated Statements of Operations. During the six months ended June 30, 2024 and 2023, the Company recorded a change in derivative asset of approximately $(145) thousand and $130 thousand, respectively, as a component of change in fair value of derivatives assets in the Unaudited Condensed Interim Consolidated Statements of Operations.
As of June 30, 2024, the scheduled maturities of notes payable for each of the following years were as follows (in thousands):

Principal Payments
2024 (Remaining)	$3,777
2025	7,558
2026	34,436
2027	16,267
Total Future Minimum Principal Payments	$62,038
14.    SHAREHOLDERS’ EQUITY

As of June 30, 2024 and December 31, 2023, the authorized share capital of the Company is comprised of an unlimited number of (i) Subordinate Voting Shares, (ii) Restricted Voting Shares, (iii) Limited Voting Shares, (iv) Multiple Voting Shares and (v) Preferred Shares.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Multiple Voting Shares
The Company is authorized to issue an unlimited number of Multiple Voting Shares without nominal or par value. Holders of Multiple Voting Shares are entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Multiple Voting Shares are entitled to vote, each Multiple Voting Share entitles the holder thereof to 50 votes per Multiple Voting Share. Multiple Voting Shares are not entitled to dividends and are not convertible. The Multiple Voting Shares had a three (3)-year sunset period that would have expired on June 29, 2024. At the annual general and special meeting of the shareholders of the Company held on June 23, 2023, shareholders passed a special resolution to amend the Articles to extend the “sunset” date for the Multiple Voting Shares to June 29, 2027, upon which they will be automatically redeemed for $0.001 per Multiple Voting Share.
Equity Shares
The holders of each class of Equity Shares are entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they are not able to vote (but are entitled to receive notice of, to attend and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the Business Corporations Act (British Columbia) and except that holders of Limited Voting Shares are not entitled to vote for the election of directors of the Company. The Subordinate Voting Shares and Restricted Voting Shares carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election for directors of the Company.
In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Equity Shares are entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Equity Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), to participate ratably the Company’s remaining property along with all holders of the other classes of Equity Shares (on a per share basis).
Exchangeable Shares of MPB Acquisition Corp.
Exchangeable Shares are part of the authorized share capital of MPB, a wholly-owned subsidiary of the Company, which entitle their holders to rights that are comparable to those rights attached to the Equity Shares. The Exchangeable Shares carry one vote per share, and the aggregate voting power of the Exchangeable Shares must not exceed 49.9% of the total voting power of all classes of shares of MPB. Until a holder exchanges their Exchangeable Shares for Equity Shares, the holder of such Exchangeable Shares will not have the right to vote at meetings of the shareholders of the Company, though they will have the right to vote at meetings of the shareholders of MPB, including with respect to altering the rights of holders of any of the Exchangeable Shares, or if MPB decides to take certain actions without fully protecting the holders of any of the Exchangeable Shares, or as otherwise required by law. The Exchangeable Shares are exchangeable at any time, on a one-for-one basis, for the Equity Shares at the option of the holder.
The Company treats the Exchangeable Shares as options, each with a value equal to an Equity Share, which represents the holder’s claim on the equity of the Company. Pursuant to the terms of the Exchangeable Shares, the Company and MPB are required to maintain the economic equivalency of such Exchangeable Shares with the publicly traded Equity Shares of the Company. This means the Exchangeable Shares are required to share the same economic benefits and retain the same proportionate ownership in the assets of the Company as the holders of the Equity Shares. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these Consolidated Financial Statements due to (i) the fact that they are economically equivalent to the Equity Shares, and (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under U.S. securities laws but may dispose of the Exchangeable Shares without such restriction by exchanging them for Equity Shares. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on earnings per share.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Preferred Shares of GH Group, Inc.
The authorized total number of preferred shares (the “GH Group Preferred Shares”) of GH Group is 50,000,000 of which 45,000,000 shares are designated as shares of Series A Preferred Shares (“GH Group Series A Preferred”), 55,000 shares are designated as shares of Series B Preferred Shares (“GH Group Series B Preferred”), 5,000 shares of Series C Preferred Shares (“GH Group Series C Preferred”) and 15,000 shares of Series D Preferred Shares (“GH Group Series D Preferred”). Holders of the GH Group Preferred Shares are entitled to receive notice of and attend any meeting of the shareholders of GH Group but are not entitled to vote. The GH Group Preferred Shares do not carry any voting rights and are not convertible. In the event of a liquidation, voluntary or involuntary, dissolution or winding-up of GH Group, the holders of outstanding GH Group Preferred Shares are entitled to be paid out of the assets of GH Group available for distribution to it stockholders, before any payment shall be made to the holders of GH Group common stock, of which holders of GH Group Series B Preferred are to receive payment prior to holders of GH Group Series A Preferred, GH Group Series C Preferred and GH Group Series D Preferred. GH Group has the right to redeem all or a portion of the GH Group Preferred Shares from a holder for an amount equal to the liquidation value and all unpaid accrued and accumulated dividends.
The GH Group Series A Preferred carries a 15% cumulative dividend rate, which increases by 5% in the year following the first anniversary of the date of issuance. The GH Group Series B Preferred and the GH Group Series C Preferred carry a 20% cumulative dividend rate, which increases by 2.5% annually after the second anniversary and until the 54-month anniversary of the initial issuance. The GH Group Series D Preferred carry a 15% cumulative dividend rate, which increases by 5% following the fifth anniversary of the original issuance. Dividends are payable if and when declared by GH Group’s board of directors.
There were nil shares of the GH Group Series A Preferred issued and outstanding as of June 30, 2024 and December 31, 2023; there were 49,969 shares of the GH Group Series B Preferred issued and outstanding as of June 30, 2024 and December 31, 2023; there were 5,000 shares of the GH Group Series C Preferred issued and outstanding as of June 30, 2024 and December 31, 2023; and there were 15,000 shares of the GH Group Series D Preferred issued and outstanding as of June 30, 2024 and December 31, 2023. In accordance with the provisions above, the Company recorded dividends to the holders of the GH Group Preferred Shares in the amount of $3.8 million and $2.9 million for the three months ended June 30, 2024 and 2023, respectively, and $7.5 million and $5.7 million for the six months ended June 30, 2024 and 2023, respectively.
Non-Controlling Interest
Non-controlling interest represents equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.
The Company recorded income attributable to a non-controlling interest during the three months ended June 30, 2024 and 2023 of $43 thousand and $100 thousand, respectively. The Company recorded income attributable to a non-controlling interest and during the six months ended June 30, 2024 and 2023 of $105 thousand and $63 thousand, respectively. The value of the equity issuances issued to non-controlling interest members were determined using the estimated fair value of the equity of the Company.
Variable Interest Entity
The below table summarizes information for entities the Company has concluded to be variable interest entities (“VIE”) as the Company possesses the power to direct activities through various agreements. Through these agreements, the Company can significantly impact the VIE and thus holds a controlling financial interest. This information represents amounts before intercompany eliminations.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The aggregate balances of the VIE included in the accompanying Unaudited Condensed Interim Consolidated Balance Sheets and Unaudited Condensed Interim Consolidated Statements of Operations were as follows below as of and for the six months ended June 30, 2024 (in thousands):

June 30, 2024
Current Assets	$234
Non-Current Assets	4,257
Total Assets	$4,491

Current Liabilities	$5
Non-Current Liabilities	236
Total Liabilities	$241

Revenues, Net	$120
Net Income Attributable to Non-Controlling Interest	$74
15.    SHARE-BASED COMPENSATION

The Company has an amended and restated equity incentive plan (the “Incentive Plan”) under which the Company may issue various types of equity instruments or instruments that track to equity, more particularly the Equity Shares, to employees, officers, consultants and non-employee directors. The types of equity instruments issuable under the Incentive Plan encompass, among other things, stock options, unrestricted stock bonus, and restricted stock units (together, the “Awards”). The Awards are expensed and recorded as a component of general and administrative costs. The maximum number of the Awards that may be issued under the Incentive Plan is 10% of the fully-diluted Equity Shares of the Company (inclusive of the Equity Shares issuable in exchange for unrestricted Exchangeable Shares) as calculated using the treasury method. The Incentive Plan is an “evergreen” plan, meaning that if an Award expires, becomes un-exercisable, or is cancelled, forfeited or otherwise terminated without having been exercised or settled in full, as the case may be, the Equity Shares allocable to the unexercised portion of an Award shall again become available for future grant or sale under the Incentive Plan (unless the Incentive Plan has terminated by its terms), and the number of the Awards available for grant will increase as the number of issued and outstanding Equity Shares increases. Granting and vesting of the Awards are determined by and recommended to the Board for approval by the Compensation, Nomination and Corporate Governance Committee of the Board of Directors. The exercise price for options (if applicable) will generally not be less than the fair market value of the Award at the time of grant and will generally expire after 5 years.
Stock Options
A reconciliation of the beginning and ending balance of stock options outstanding is as follows:

	Number of Stock Options	Weighted- Average Exercise Price
Outstanding as of December 31, 2023	1,435,794	$2.84
Exercised	(236,568)	2.85
Outstanding as of June 30, 2024	1,199,226	2.84

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

The following table summarizes the stock options that remain outstanding as of June 30, 2024:

Security Issuable	Exercise Price	Expiration Date	Stock Options Outstanding
Equity Shares	$2.26	October 2024	495,617
Equity Shares	3.08	April 2025	105,906
Equity Shares	3.08	January 2026	522,703
Equity Shares	4.60	October 2026	75,000
			1,199,226
As of June 30, 2024 and December 31, 2023, options vested and exercisable were 1,199,226 and 1,416,870, respectively. During the three months ended June 30, 2024 and 2023, the Company recognized nil and $55 thousand, respectively, in share-based compensation expense related to these stock options and is included as a component of general and administrative expense in the Unaudited Condensed Interim Consolidated Statements of Operations. During the six months ended June 30, 2024 and 2023, the Company recognized $3 thousand and $208 thousand, respectively, in share-based compensation expense related to these stock options and is included as a component of general and administrative expense in the Unaudited Condensed Interim Consolidated Statements of Operations. As of June 30, 2024 options outstanding have a weighted-average remaining contractual life of 0.98 years.
On June 29, 2021, Mercer Park, a special purpose acquisition corporation (or “SPAC”) listed on the Neo Exchange Inc. in Canada, consummated its qualifying transaction (the “Business Combination”) pursuant to the terms of an Agreement and Plan of Merger dated as of April 8, 2021, as amended (the “Business Combination Agreement”), pursuant to which Mercer Park indirectly acquired 100% of the common equity interests of GH Group. The Business Combination was effectuated by a reverse merger of an indirect subsidiary of Mercer Park with GH Group, with GH Group as the surviving entity that became a majority-owned indirect subsidiary of the Company. Immediately prior to the close of the Business Combination, GH Group had outstanding vested and unvested options. Incident to the close, certain options were exercised. Of the remaining options, the vested GH Group non-qualified stock options (“NQSOs”) were paid the net-value of their outstanding options at close by reserving 1.4 million Subordinate Voting Shares which were to be issued on or before June 29, 2024. Prior to the issuance of the shares, the Company recorded $2.8 million in Shares Payable on the Consolidated Balance Sheet. During June 2024, the Company issued 1,433,810 shares reflected in Shares Issued for Vested GH Group Non-Qualified Options on the Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity and reclassified $2.8 million from Shares Payable to Additional Paid-In Capital on the Unaudited Condensed Interim Consolidated Balance Sheet.
Restricted Stock Units
A reconciliation of the beginning and ending balance of restricted stock units outstanding is as follows:

Number of Restricted Stock Units
Unvested as of December 31, 2023	2,533,575
Granted	2,565,425
Vested	(1,342,732)
Forfeited	(13,333)
Unvested as of June 30, 2024	3,742,935
During the three months ended June 30, 2024 and 2023, the Company recognized $3.6 million and $1.5 million, respectively, in stock-based compensation related to restricted stock units and is included as a component of general and administrative expense in the Unaudited Condensed Interim Consolidated Statements of Operations. During the six months ended June 30, 2024 and 2023, the Company recognized $6.9 million and $3.0 million, respectively, in stock-based compensation related to restricted stock units and is included as a component of general and administrative expense in the Unaudited Condensed Interim Consolidated Statements of Operations. The fair value of the restricted stock units granted during the six months ended June 30, 2024 was determined using the value of the Equity Shares at the date of grant.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Stock Appreciation Right Units
During the year ended December 31, 2020, GH Group granted 230,752 stock appreciation rights (“SARs units”) to various employees of the Company. The SARs vest 33% one year after the grant date and the remaining 67% vest monthly, after the initial vesting, over two years. Vested and exercised SARs will receive cash in the amount of the SARs exercised multiplied by the excess of the fair market value of an Equity Share as of the exercise date over the stated strike price of the SAR. As the SARs are cash-settled, the Company recognizes the value of the SAR as liabilities which are included in accounts payable and accrued liabilities in the Unaudited Condensed Interim Consolidated Balance Sheets. As of June 30, 2024 and December 31, 2023, the Company recorded a liability of $0.3 million and $0.2 million, respectively.
A reconciliation of the beginning and ending balance of the SARs outstanding is as follows:

Number of Stock Appreciation Rights Units
Outstanding as of December 31, 2023	135,916
Exercised	(61,948)
Forfeited	(6,762)
Outstanding as of June 30, 2024	67,206
During the three months ended June 30, 2024 and 2023, the Company recognized $51 thousand and $14 thousand, respectively, in expense related to the SARs units. During the six months ended June 30, 2024 and 2023, the Company recognized $396 thousand and $14 thousand, respectively, in expense related to the SARs units.
Warrants
A reconciliation of the beginning and ending balance of warrants outstanding is as follows:

	Number of Warrants	Weighted- Average Exercise Price
Outstanding as of December 31, 2023	47,318,882	$9.56
Exercised	(142,090)	5.14
Expired	(2,654,445)	10.00
Outstanding as of June 30, 2024	44,522,347	9.54
The following table summarizes the warrants that remain outstanding as of June 30, 2024:

Security Issuable	Exercise Price	Expiration Date	Warrants Outstanding	Warrants Exercisable
Equity Shares	$11.50	June 2026	30,664,500	30,664,500
Equity Shares	5.00	August 2027	10,877,847	10,877,847
Equity Shares	6.00	August 2028	2,980,000	2,980,000
			44,522,347	44,522,347
As of June 30, 2024, warrants outstanding have a weighted-average remaining contractual life of 2.42 years.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.    INCOME (LOSS) PER SHARE

The following is a reconciliation for the calculation of basic and diluted income (loss) per share (in thousands, except share and per share data):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Net Income (Loss) Attributable to the Company	$9,996	$(25,052)	$(8,335)	$(59,798)
Less: Dividends and Increase in Redemption Values of GH Group Preferred Shares	(3,808)	(2,915)	(7,528)	(5,831)
Adjusted Net Income (Loss) Attributable to the Company	$6,188	$(27,967)	$(15,863)	$(65,629)

Weighted-Average Shares Outstanding - Basic	73,807,711	71,092,510	73,522,518	71,673,212
Dilutive Potential Shares Related to Stock Award Plans and Warrants	8,424,357	—	—	—
Weighted-Average Shares Outstanding - Diluted	82,232,068	71,092,510	73,522,518	71,673,212

Income (Loss) Per Share - Basic	$0.08	$(0.39)	$(0.22)	$(0.92)
Income (Loss) Per Share - Diluted	$0.08	$(0.39)	$(0.22)	$(0.92)
For the three months ended June 30, 2023 and the six months ended June 30, 2024 and 2023, diluted loss per share was the same as basic loss per share as the potential issuance of shares related to stock-based award plans, warrants and convertible debentures were anti-dilutive.
The following common equivalent shares were excluded from the Income (Loss) Per Share - Diluted calculation because their inclusion would have been anti-dilutive:

	For the Three Month Income (Loss) Per Share		For the Six Month Loss Per Share
	As of June 30,		As of June 30,
	2024	2023	2024	2023
Stock Award Plans	—	3,098,766	4,942,161	3,098,766
Warrants	30,664,500	44,318,882	44,522,347	44,318,882
Convertible Debt	2,247,414	4,363,709	2,247,414	4,363,709
Total	32,911,914	51,781,357	51,711,922	51,781,357
Net income (loss) attributable to the Company, as reported, is adjusted for dividends and various other adjustments as defined in ASC 260, Earnings Per Share. After adjustments as defined in ASC 260, if the Company is in a net loss position, diluted loss per share is the same as basic loss per share when the potential issuance of shares related to convertible debentures, warrants and stock-based compensation grants are antidilutive. After adjustments, as defined in ASC 260, if the Company is in a net income position, diluted earnings per share includes shares related to convertible debentures, warrants, stock-based compensation grants and contingently issuable shares that are determined to be dilutive using the treasury stock method for all equity instruments issuable in equity units and the “if converted” method for the Company’s convertible debt.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the Three Months Ended June 30, 2024 and 2023
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

17.    PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

Provision for income taxes consisted of the following (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Current:
Federal	$1,290	$4,238	$2,095	$6,047
State	(1,087)	1,410	(1,058)	1,899
Total Current	203	5,648	1,037	7,946

Deferred:
Federal	—	(153)	—	(107)
State	—	(202)	—	(172)
Total Deferred	—	(355)	—	(279)
Total Provision for Income Taxes	$203	$5,293	$1,037	$7,667
The Company has used a discrete effective tax rate method to calculate taxes for the three and six months ended June 30, 2024 and 2023. The Company determined that since small changes in estimated ordinary income would result in significant changes in the estimated annual effective tax rate, the historical method would not provide a reliable estimate for the fiscal three and six-month periods ended June 30, 2024 and 2023.
As the Company operates in the legalized cannabis industry, it is subject to the limits of IRC Section 280E (“Section 280E”) for U.S. federal income tax purposes under which the Company is only allowed to deduct expenses directly related to the cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed nonallowable under Section 280E, whereas the Company deducts all operating expenses on its state tax returns for which there is no comparable provision of Section 280E under the California Revenue and Taxation Code.
The Company has determined that the tax impact of its corporate overhead allocation was less likely than not to be sustained on the merits as required under ASC 740, Income Taxes, due to the evolving interpretations of Section 280E. As a result, the Company included in the balance of total unrecognized tax benefits as of June 30, 2024 and December 31, 2023, potential benefits of $6.6 million and $5.4 million, respectively, that if recognized would impact the effective tax rate on income from operations. Unrecognized tax benefits that reduce a net operating loss, similar to tax loss or tax credit carryforwards, are presented as a reduction to deferred income taxes.
The Company’s evaluation of tax positions was performed for those tax years which remain open for audit. The Company may, from time to time, be assessed interest or penalties by the taxing authorities, although any such assessments historically have been minimal and immaterial to the Company’s financial results. In the event the Company is assessed for interest and/or penalties, such amounts will be classified as income tax expense in the financial statements.
As of June 30, 2024, the Company’s federal tax returns since 2020 and state tax returns since 2019 are still subject to adjustment upon audit. The 2019 federal tax returns of Natural Healing Center LLC (pre-acquisition) are currently under IRS examination. No other tax returns are currently being examined by any taxing authorities. While it is reasonably possible that certain portions of the unrecognized tax benefit may change from a lapse in applicable statute of limitations, it is not possible to reasonably estimate the effect of any amount of such a change to previously recorded uncertain tax positions in the next 12 months.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

18.    COMMITMENTS AND CONTINGENCIES

Contingencies
The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or revocation, cancellation, non-renewal or other losses of permits, licensed and entitlements that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state statues, regulations, and ordinances as of June 30, 2024 and December 31, 2023, cannabis laws and regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.
Claims and Litigation
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2024 and December 31, 2023, there were also no proceedings in which any of the Company’s directors, officers or affiliates were an adverse party to the Company or had a material interest adverse to the Company’s interest.
Element 7 Litigation
On November 4, 2021, GH Group filed a lawsuit in the Superior Court for the County of Los Angeles, Central District (Case No. 21STCV40401) against E7 and its principals and owners Josh Black and Robert “Bobby” DiVito (together, “Element 7”) for a variety of claims, including fraud and breach of contract and demanded performance under the E7 Agreements. Through the process of litigation, on September 19, 2023, Element 7, APB and GH Group entered into a Settlement and General Mutual Release Agreement (the “Element 7 Settlement”), where Element 7 agreed to pay GH Group $2.9 million to settle the Element 7 Proceeding; provided, that if Element 7 pays GH Group $1.9 million by December 15, 2023, then Element 7 shall be entitled to a credit of $1.0 million towards the $2.9 million payment. In addition, Element 7 would retain ownership of its retail licenses.
On March 6, 2024, the Superior Court of Los Angeles entered into a Final Judgment and Order against Element 7 for the amount of $2.9 million in favor of GH Group.
Catalyst Litigation
The Company is the plaintiff in litigation in the Central District Superior Court of the County of Los Angeles against Elliot Lewis (“Lewis”), Damian Martin (“Martin”), South Cord Holdings LLC (“SCH”), and South Cord Management LLC (“SCM”) (collectively, “Catalyst Defendants”) following various public, false, and defamatory statements by Lewis and Martin, co-founders of SCM and SCH, that the Company is the “largest black marketeer” of cannabis in the history of the United States, only 25% of the Company’s cultivated cannabis is sold through legal channels, and therefore 70-80% is sold illegally, and that the Company is engaging in illicit conduct to avoid taxes. During May 2024, Glass House announced it was voluntarily dismissing without prejudice its defamation lawsuit against Catalyst Cannabis Co.
The Company is the defendant in litigation in the Central District Superior Court of the County of Los Angeles filed by 562 Discount Med, Inc. (“Discount Med” doing business as Catalyst Cannabis Co.), an affiliate of SCH and SCM. Discount Med has asserted claims against the Company for violation of California Business & Professions Code Section 17200 et seq., California's Unfair Competition Law. Discount Med similarly alleged, like the Catalyst Defendants, that the Company is the “largest black marketeer” of cannabis in California and has purposefully structured its business to profit from the illicit market. The Company has denied all such allegations and asserted affirmative defenses.
On June 25, 2024, the Superior Court of California (Los Angeles County) dismissed the lawsuit filed by 562 Discount Med Inc. (doing business as Catalyst Cannabis Co.) against Glass House for unfair competition. The Court granted Glass House’s motion for judgment on the pleadings with prejudice. On July 15, 2024, the Court entered a judgment in Glass House’s favor, awarding costs against the plaintiff and concluding the case. On August 7, 2024, 562 Discount Med, Inc. filed a Notice of Appeal of the judgment of dismissal following an order granting a motion for judgment on the pleadings without leave to amend.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.    RELATED PARTY TRANSACTIONS

Leases
Neo Street Partners LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in October 2018, provides for an initial annual base rent payment of $213 thousand increasing to $243 thousand for years two to five. The lease was renewed for one year starting in October 2023. Rent expense for the three months ended June 30, 2024 and 2023 was $94 thousand and $61 thousand, respectively. Rent expense for the six months ended June 30, 2024 and 2023 was $187 thousand and $122 thousand, respectively.
3645 Long Beach LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in December 2019, provides for an initial annual base rent payment of $64 thousand increasing to $69 thousand for year two and increasing five percent per annum thereafter. Rent expense for the three months ended June 30, 2024 and 2023 was $20 thousand and $19 thousand, respectively. Rent expense for the six months ended June 30, 2024 and 2023 was $40 thousand and $38 thousand, respectively.
Isla Vista GHG LLC, a company partially owned by executives and board members of the Company, entered into a ten-year lease with a subsidiary of the Company. The lease, which commences on the first calendar day after the Company publicly announces the opening of the retail location at the leased property (the “Commencement Date”), provides for an initial monthly rent of $5 thousand starting April 19, 2022 until the Commencement Date. Effective on the Commencement Date, the initial annual base rent payment will be $144 thousand and increasing three percent per annum thereafter. Rent expense for the three months ended June 30, 2024 and 2023 was $68 thousand in each period. Rent expense for the six months ended June 30, 2024 and 2023 was $135 thousand in each period.
In August 2022, the Kazan Trust dated December 10, 2004, a trust owned by an executive and board member of the Company, acquired partial ownership of a real estate entity that entered into a ten-year lease with a subsidiary of the Company. The lease, which commenced in July 2022, provides for an initial annual base rent payment of $36 thousand increasing three percent per annum thereafter. Rent expense for the three months ended June 30, 2024 and 2023 was $9 thousand in each period. Rent expense for the six months ended June 30, 2024 and 2023 was $18 thousand in each period.
Consulting Agreement
Beach Front Property Management Inc., a company that is majority-owned by an executive and board member of the Company, entered into a consulting agreement with the Company dated September 28, 2020. The monthly consulting fee is $11 thousand for mergers and acquisitions advisory and assistance and real estate acquisition and financing services. The agreement may be terminated by either party for any/or no reason without penalty upon seven days written notice. Consulting fees for the three months ended June 30, 2024 and 2023 were $35 thousand and $32 thousand, respectively. Consulting fees for the six months ended June 30, 2024 and 2023 were $70 thousand and $65 thousand, respectively.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

20.    SEGMENT INFORMATION

Operations by reportable segment for the three months ended June 30, 2024 were as follows (in thousands):

	Three Months Ended June 30, 2024
	Retail	Wholesale Biomass	CPG	Corporate and Other	Total
Revenues, Net	$10,885	$39,074	$3,979	$—	$53,938
Cost of Goods Sold	5,723	16,448	3,093	—	25,264
Gross Profit	5,162	22,626	886	—	28,674
Operating Expenses:
General and Administrative	3,386	3,670	573	9,737	17,366
Sales and Marketing	482	49	8	143	682
Professional Fees	—	47	(1)	1,814	1,860
Depreciation and Amortization	378	2,938	190	217	3,723
Income (Loss) from Operations	916	15,922	116	(11,911)	5,043
Other (Income) Expense:
Interest Expense	42	16	6	2,529	2,593
Loss on Equity Method Investments	—	—	—	94	94
Gain on Change in Fair Value of Derivative Asset	—	—	—	(32)	(32)
Gain on Change in Fair Value of Contingent Liabilities and Shares Payable	—	—	—	(7,910)	(7,910)
Other (Income) Expense, Net	43	38	(1)	(24)	56
Total Other (Income) Expense Net	85	54	5	(5,343)	(5,199)
Income (Loss) Before Income Taxes	$831	$15,868	$111	$(6,568)	$10,242
Total Assets as of June 30, 2024	$23,465	$233,922	$10,831	$37,625	$305,843

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Operations by reportable segment for the three months ended June 30, 2023 were as follows (in thousands):

	Three Months Ended June 30, 2023
	Retail	Wholesale Biomass	CPG	Corporate and Other	Total
Revenues, Net	$10,073	$30,638	$3,954	$—	$44,665
Cost of Goods Sold	4,587	11,991	3,715	—	20,293
Gross Profit	5,486	18,647	239	—	24,372
Operating Expenses:
General and Administrative	3,315	2,382	1,279	6,079	13,055
Sales and Marketing	529	291	(19)	196	997
Professional Fees	11	92	43	2,054	2,200
Depreciation and Amortization	355	2,720	174	321	3,570
Impairment Expense for Intangible Assets	—	—	—	1,328	1,328
Income (Loss) from Operations	1,276	13,162	(1,238)	(9,978)	3,222
Other (Income) Expense:
Interest Expense	15	8	3	2,521	2,547
Gain on Equity Method Investments	—	—	—	(36)	(36)
Loss on Change in Fair Value of Derivative Asset	—	—	—	143	143
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	—	—	—	19,100	19,100
Other Expense, Net	24	47	59	997	1,127
Total Other Expense Net	39	55	62	22,725	22,881
Income (Loss) Before Income Taxes	$1,237	$13,107	$(1,300)	$(32,703)	$(19,659)
Total Assets as of December 31, 2023	$27,054	$220,054	$12,774	$43,893	$303,775

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Operations by reportable segment for the six months ended June 30, 2024 were as follows (in thousands):

	Six Months Ended June 30, 2024
	Retail	Wholesale Biomass	CPG	Corporate and Other	Total
Revenues, Net	$20,806	$55,000	$8,232	$—	$84,038
Cost of Goods Sold	10,391	26,166	6,281	—	42,838
Gross Profit	10,415	28,834	1,951	—	41,200
Operating Expenses:
General and Administrative	6,780	5,496	764	17,854	30,894
Sales and Marketing	825	53	18	263	1,159
Professional Fees	9	99	33	5,382	5,523
Depreciation and Amortization	753	5,803	380	503	7,439
Income (Loss) from Operations	2,048	17,383	756	(24,002)	(3,815)
Other (Income) Expense:
Interest Expense	83	28	12	4,676	4,799
Loss on Equity Method Investments	—	—	—	76	76
Gain on Change in Fair Value of Derivative Asset	—	—	—	(145)	(145)
Gain on Change in Fair Value of Contingent Liabilities and Shares Payable	—	—	—	(1,445)	(1,445)
Other (Income) Expense, Net	42	49	13	(11)	93
Total Other Expense Net	125	77	25	3,151	3,378
Income (Loss) Before Income Taxes	$1,923	$17,306	$731	$(27,153)	$(7,193)

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

Operations by reportable segment for the six months ended June 30, 2023 were as follows (in thousands):

	Six Months Ended June 30, 2023
	Retail	Wholesale Biomass	CPG	Corporate and Other	Total
Revenues, Net	$19,446	$45,105	$7,669	$—	$72,220
Cost of Goods Sold	8,679	20,293	6,302	—	35,274
Gross Profit	10,767	24,812	1,367	—	36,946
Operating Expenses:
General and Administrative	6,424	4,342	1,562	12,113	24,441
Sales and Marketing	874	318	48	409	1,649
Professional Fees	66	159	106	3,369	3,700
Depreciation and Amortization	587	5,650	351	818	7,406
Impairment Expense for Goodwill	—	—	—	14,144	14,144
Impairment Expense for Intangible Assets	—	—	—	6,854	6,854
Income (Loss) from Operations	2,816	14,343	(700)	(37,707)	(21,248)
Other (Income) Expense:
Interest Expense	15	18	6	4,588	4,627
Interest Income	—	—	—	(45)	(45)
Loss on Equity Method Investments	—	—	—	2,228	2,228
Loss on Change in Fair Value of Derivative Asset	—	—	—	130	130
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	—	—	—	22,510	22,510
Other Expense, Net	23	216	117	1,014	1,370
Total Other Expense Net	38	234	123	30,425	30,820
Income (Loss) Before Income Taxes	$2,778	$14,109	$(823)	$(68,132)	$(52,068)
21.    SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date these Unaudited Condensed Interim Consolidated Financial Statements were available to be issued.